Exhibit 1.01

COOPER COMPANIES, INC.
CONFLICT MINERALS REPORT
For the year ended December 31, 2025
Introduction

This Conflict Minerals Report (the “Report”) is filed by The Cooper Companies, Inc. (“Cooper”, “we”, “our”, or the “Company”) for the year ended December 31, 2025 pursuant to Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Form SD. The scope of the Report includes our consolidated subsidiaries and all applicable products.

Rule 13p-1 imposes certain due diligence and reporting obligations on U.S. Securities and Exchange Commission (“SEC”) registrants whose manufactured products (including products contracted to be made for each registrant) contain “conflict minerals” necessary to the functionality or production of those products. Rule 13p-1defines “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives limited to tin, tantalum, tungsten, and gold, regardless of their country of origin or whether they are used to finance or benefit armed groups.

Unless otherwise defined herein, terms used in the Report are as defined in Rule 13p-1 and Form SD. As permitted by Rule 13p-1 and Form SD, and pursuant to the guidance provided by the staff of the SEC, this Report does not include an independent private sector audit of the Report.

Company Overview

Cooper is a global medical device company which operates through two business units, CooperVision, Inc. (“CooperVision”) and CooperSurgical, Inc. (“CooperSurgical”).

•CooperVision is a global manufacturer providing products for contact lens wearers. CooperVision develops, manufactures and markets a broad range of single-use, two-week and monthly contact lenses, featuring advanced materials and optics. CooperVision designs its products to solve vision challenges such as astigmatism, presbyopia and myopia; with a broad collection of spherical, toric and multifocal contact lenses. CooperVision offers contact lenses in materials like silicone hydrogel Aquaform technology. CooperVision also manufactures and markets myopia management and specialty eyecare products which it gained through a series of orthokeratology (ortho-k) and scleral lens acquisitions. CooperVision’s major manufacturing and distribution facilities are located in Belgium, Costa Rica, Hungary, Puerto Rico, the United Kingdom and the United States, with other smaller facilities in multiple locations around the world.

•CooperSurgical offers a broad array of products and services focused on fertility and women's health. CooperSurgical product sales are categorized based on the point of health care delivery, which includes: products used in medical offices, ambulatory surgical centers and hospitals primarily by obstetricians/gynecologists (OB/GYN); and fertility products and services used primarily in fertility clinics. CooperSurgical’s portfolio encompasses more than 600 products and services and its medical devices are used in gynecology and obstetrics, including but not limited to contraception and labor and delivery, as well as cord blood and cord storage services. CooperSurgical’s fertility portfolio encompasses medical devices supporting the in vitro fertilization (IVF) cycle, egg and sperm donation, cryopreservation, and genomic services

(including genetic testing). CooperSurgical has established its market presence and distribution system by developing products and acquiring companies, products and services that complement its business model. CooperSurgical's major manufacturing, cryostorage and distribution facilities are located in Costa Rica, the Netherlands, the United Kingdom and the United States, with other smaller facilities in multiple locations around the world.

Conflict Minerals Disclosure

Product Review; Reasonable Country of Origin Inquiry (“RCOI”)

We have determined that conflict minerals may be present in our products or in products, components, or materials obtained from suppliers or may be used in the manufacturing processes employed by CooperVision and CooperSurgical. We have further determined that these conflict minerals are necessary to the functionality or production of our products.

As required by Rule 13p-1 and Form SD, we have conducted an RCOI to determine whether any of these conflict minerals originated from the Democratic Republic of the Congo (the “DRC”) or any adjoining country (collectively, “Covered Countries”) or was from recycled or scrap sources.

We do not make direct purchases of raw ore or unrefined conflict minerals, and because of our size, the breadth and complexity of our products, and our position in the minerals supply chain as a “downstream” purchaser of conflict minerals, we rely on our direct suppliers to provide information on the origin of conflict minerals contained in the products, components, and materials supplied to us, including sources of conflict minerals that are supplied to them from their upstream suppliers. These direct suppliers are also often many steps removed from the mining of conflict minerals, facing many of the same challenges that we do.

As part of our RCOI, we asked our potentially in-scope suppliers to complete the conflict minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The CMRT includes questions about suppliers’ uses and sourcing of conflict minerals, as well as questions about their own due diligence measures.

Due Diligence Process and Results

Following our RCOI, we conducted a due diligence review of the source and chain of custody of conflict minerals identified in our products or in products, components, or materials obtained from suppliers, or that may be used in manufacturing processes.

Third Party Audits

We do not have a direct relationship with any conflict minerals smelters or refiners, and we do not perform direct audits of those entities that provide our upstream suppliers with products or materials from Covered Countries. We rely upon and monitor the development of such global stakeholder initiatives intended to facilitate third party audits and certifications of smelters and refiners, such as RMI.

Supplier Due Diligence

Both CooperVision and CooperSurgical reviewed their suppliers and identified any direct suppliers of products or materials that may contain conflict minerals. For CooperVision, this group of direct suppliers was reviewed to confirm if they have provided prior conflict minerals statements. Those who have provided statements were not required to update their statements if there was no change in the sourcing of materials. Those direct suppliers without a response on file, or who have made changes to the materials supplied were provided with the CMRT and requested to return responses within a reasonable time. Responses were reviewed to determine whether further engagement was required. Criteria for further engagement included untimely, incomplete, or inconsistent responses.

Where responses to the diligence process included the names of facilities listed as smelters or refiners, we confirmed whether a smelter or refiner participated in the Responsible Minerals Assurance Process (“RMAP”), the responsible minerals sourcing validation program administered by the RMI. We rely on this information from RMI to make the determination of each smelter or refiner’s conflict status. RMI conducts a RMAP through independent third-party assessments of smelter or refiner management systems and sourcing practices compared to the relevant RMI due diligence standard. RMI publishes lists of smelters and refiners that it labels “Conformant” (successfully completed an assessment or equivalent recognized assessment); “Active” (engaged in the program with a scheduled or in-process RMI assessment); and “Eligible” (facilities able to undergo an RMI assessment).

Determination

Based on the above-described due diligence efforts, we were unable to determine the source of conflict minerals provided by direct suppliers who were non-responsive or uncertain about where the conflict minerals used in products supplied to the Company may have originated.

123 suppliers identified one or more conflict minerals that may be present in the products or materials they provide. Based on the list of smelters and refiners provided by our responsive suppliers, we were able to make the following determinations with respect to the facilities used to process conflict minerals:

•Identified Smelters and Refiners: 365
•RMAP Conformant Smelters and Refiners: 233
•RMAP Active Smelters and Refiners: 4
•RMAP Non Conformant: 32
•RMAP Eligible Smelters and Refiners: 97

We highlight that, because some suppliers responded with company-wide data rather than Cooper product specific information, it is likely that not all the included smelters and refiners processed the conflict minerals contained in our products.

Ultimately, we were unable to fully determine the countries of origin of the conflict minerals “necessary to the functionality or production of” our products or the facilities used to produce them because the information from our suppliers was incomplete.

Design of Conflict Minerals Program & Policy

For a number of years we have actively engaged with our suppliers with respect to the use of conflict minerals. The Company adopted a conflict-free sourcing stance in its Supplier Code of Conduct, articulating the Company’s commitments to reporting obligations regarding conflict minerals and encouraging suppliers to establish policies, due diligence frameworks, and management systems designed to track the use of conflict minerals.

We designed our conflict mineral due diligence program to align with the guidance provided by the Organization for Economic Co-operation and Development (the “OECD”)—an internationally recognized framework for identifying the source of conflict minerals within the entire mineral supply chain. Our diligence program is tailored to adopt the OECD guidance as it relates to our position in the minerals supply chain as a “downstream” purchaser.

Our conflict minerals due diligence includes several elements:

1.Establishment and maintenance of company management systems.

•A cross-functional team, including representatives from the global supply chain management, procurement, research and development, finance, and legal departments, is responsible for the due diligence process.
•We maintain systems of supply chain controls designed to facilitate identification of any smelters and refiners in our supply chain. Controls include use of specific contract provisions, circulation of the CMRT, and other direct engagement with suppliers to learn about, or confirm, their compliance with Rule 13p-1 and to communicate our commitment to refrain from purchasing any products that are not conflict-free.
•Our Code of Conduct requires all our employees to take a proactive stance in complying with all laws and regulations applicable to us.
•Records relating to our conflict minerals program are maintained in accordance with our record retention guidelines.

2.Regular review of supplier materials sourcing and diligence practices to identify supply chain risk.

•Subject matter experts in our global supply chain, procurement and research and development departments regularly review supplier relationships to identify any direct suppliers of products or materials that may contain conflict minerals.
•Previously collected information is reviewed for changes and supplier information is updated as we change suppliers or as our suppliers update the goods and products they provide to us.
•We regularly conduct a supply chain survey using the CMRT, requesting direct suppliers identify any possible conflict minerals in products or materials they supply to us, including the country of origin and smelters or refiners.
•We follow up with direct suppliers that do not respond to the supply chain survey by a specified date or that have returned incomplete responses to the supply chain survey requesting additional information.
•Through our supplier engagement process, as well as reviewing supplier changes required as part of our quality management system and regulatory compliance processes, we continued to monitor our existing suppliers as to whether any changes in their manufacturing and supply chain would impact our assessment of risks to our supply chain.

3.Processes to mitigate identified risks.

•We review, or ask our suppliers to review, identified smelters and refiners against the list of facilities that are “RMAP Conformant” designated by RMAP or other internationally recognized third-party audit program.
•In the event that suppliers that are unable to determine whether they are supplying us with products or materials that are not conflict-free, we will encourage establishment of alternative, certified conflict-free sources of conflict minerals within a reasonable time frame.

•CooperVision has implemented “no change” provisions in supplier agreements to ensure that changes to materials sourcing cannot be changed without advance knowledge and approval.

4.Annual reporting on supply chain due diligence.

•We annually summarize the activities and results of our conflict minerals due diligence into this report, which is filed as part of our Form SD and made publicly available on our website at: https://investor.coopercos.com/corporate-governance

Future Due Diligence Considerations

We are committed to continual improvement of due diligence conducted on conflict minerals in our products or in products, components, or materials obtained from suppliers.